Exhibit 2.1

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is made and entered into as of April 3, 2012 (the “Effective Date”) by and between EVANS MEMORIAL HOSPITAL, INC., a Georgia nonprofit corporation (“Seller”) and ADCARE PROPERTY HOLDINGS, LLC, an Ohio limited liability company or its permitted assigns (“Purchaser”).

WITNESSETH:

WHEREAS, Seller owns certain land, buildings, improvements, furniture, fixtures and equipment comprising the skilled nursing facility located at 721 North Veterans Boulevard, Glennville, Georgia, 30427 consisting of 160 licensed beds and commonly known as “Glenview Health & Rehabilitation Center” (the “Facility”); and

WHEREAS, Seller operates the Facility and owns various equipment, inventories and other assets related to the operation of the Facility; and

WHEREAS, Seller desires to sell its entire right, title and interest in and to the Facility to Purchaser, and Purchaser desires to purchase Seller’s entire right, title and interest in and to the Facility from Seller, subject to and upon the terms and conditions hereinafter set forth; and

WHEREAS, at or prior to the Closing, the operator of the Facility and Purchaser (or its designee) are entering into an Operations Transfer Agreement (the “OTA”), to further provide for a smooth and orderly transition of the operations of the Facility from such operator to Purchaser (or its designee) on the Closing Date (as hereinafter defined).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Sellers and Purchaser, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1          Capitalized Terms.  Capitalized terms used in this Agreement shall have the meanings set forth below or in the section of this Agreement referred to below.  Such terms, as so defined, shall include in the singular, the plural, and in the plural, the singular.

“Agreement”  shall mean this Purchase and Sale Agreement, together with all Schedules and Exhibits attached hereto, as it and they may be amended from time to time as herein provided.

“Business Day”  shall mean any day other than a Saturday, Sunday or any other day on which banking institutions in the State of Georgia are authorized by law or executive action to close.

“Closing”  shall mean the closing of the transaction contemplated by this Agreement.

“Closing Date”  shall mean May 31, 2012 or, if extended by Purchaser pursuant to Section 2.2 hereof, June 30, 2012.

“Contracts”  shall mean all service contracts, equipment leases, booking agreements, warranties and guaranties, and other arrangements or agreements which relate exclusively to the ownership, repair, maintenance, management, leasing or operation of the Facility.

“Deposit”  shall mean the amount of Two Hundred Thousand and 00/100s Dollars ($200,000.00), plus any additional amount deposited by Purchaser pursuant to Section 2.2 hereof.

“Effective Date”  shall have the meaning given such term in the opening paragraph to this Agreement.

“Escrow Agent”  shall mean Hughes and White as agent for the Title Company.

“Environmental Law”  shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

“FF&E”  shall mean, collectively, all appliances, machinery, devices, fixtures, equipment, furniture, furnishings, partitions, signs or trade fixtures or other tangible personal property owned by Seller and located at the Facility.

“Facility Records”  shall mean all files and records pertaining to the residents and employees of the Facility which are located at the Facility on the Closing Date.

“HIPAA”  shall mean the Health Insurance Portability and Accountability Act of 1996, as it may be amended from time to time.

“Hazardous Substance”  shall mean any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law.

“Improvements”  shall mean, collectively, all buildings and other structures and improvements situated on, affixed or appurtenant to the Land on which the Facility is located.

“Inspection Period”  shall mean the period beginning on the Effective Date and expiring at 5:00 p.m. eastern time on the forty-fifth day after the Effective Date.

“Intangible Property”  shall mean all transferable intangible property owned by the Seller and arising from or used in connection with the ownership, use, operation or maintenance of the Real Property or FF&E related to the Facility, including, without limitation, any names or other marks used exclusively in connection therewith and only to the extent such Seller’s interest therein is freely assignable or transferable; provided, however, in no event shall the “Intangible Property” include any cash on hand or any accounts related to the Facility or its operation.

“Inventory”  shall mean, collectively, any consummables, inventories, stocks, supplies and other related items which are used in connection with the use, operation or maintenance of such Facility or the provision of services to the residents of the Facility.

“Land”  shall mean the parcel or parcels of land described on Exhibit “A” attached hereto on which the Facility is located, together with all appurtenances thereto.

“Properties”  shall mean, collectively, Seller’s entire right, title and interest in and to the Real Property, Seller’s entire right, title and interest in and to the FF&E, the Inventory, the Intangible Property, the Contracts, the Resident Agreements and the Resident Trust Funds related to the Facility.  The term Properties shall specifically exclude Sellers’ cash balances and accounts receivable and all Contracts which are not being assumed by Purchaser in accordance with Section 8.1(c).

“Purchase Price”  shall mean Eight Million Two Hundred Forty Thousand and 00/100s Dollars ($8,240,000.00).

“Purchaser”  shall have the meaning given such term in the opening paragraph to this Agreement, together with any of its permitted successors and assigns.

“Real Property”  shall mean, collectively, the Land and the Improvements related to the Facility.

“Resident Agreements”  shall mean, collectively, all resident agreements or other contracts or arrangements for the use or occupancy of any units, beds or other facilities provided, meals served, goods sold or services rendered, in each case, on or at the Facility.

“Resident Trust Funds”  shall mean, collectively, all resident trust funds held by Seller for the Facility as of the Closing Date.

“Surviving Obligations”  shall mean all of the obligations and liabilities of Purchaser or either Seller which expressly survive the Closing or any termination of this Agreement.

“Tax Code”  shall mean the Internal Revenue Code of 1986 and, to the extent applicable, the Treasury Regulations promulgated thereunder, each as from time to time amended.

“Title Company”  shall mean Chicago Title Insurance Company or such other reputable national title insurance company as may be selected by Purchaser.

ARTICLE 2
PURCHASE AND SALE; CLOSING

2.1          Purchase and Sale.  In consideration of the payment of the Purchase Price by Purchaser to Seller and for other good and valuable consideration, Seller hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Seller, all of Seller’s right, title and interest in and to the Properties for the Purchase Price, subject to and in accordance with the terms and conditions of this Agreement.

2.2          Closing.  If the closing conditions in Section 4 and Section 5 are satisfied, the purchase and sale of the Properties shall be consummated on the Closing Date by the release of the documents and funds held in escrow by the Escrow Agent.  Purchaser shall have the right to extend the Closing Date to June 30, 2012 upon (i) written notice to Seller and (ii) delivery of Fifty Thousand and 00/100 Dollars ($50,000.00) to Escrow agent, which amount shall be held and disbursed as part of the Deposit.

2.3          Purchase Price.   The aggregate purchase price to be paid for the Properties shall be the Purchase Price.  The Purchase Price shall be paid as follows:

(a)           Deposit.  Within three (3) Business Days following the Effective Date, Purchaser shall deposit the Deposit with the Escrow Agent by wire transfer of immediately available funds.

(b)           Cash Consideration.  The sum of Eight Million Two Hundred Forty Thousand and 00/100s Dollars ($8,240,000.00) (including the Deposit), subject to adjustment as provided in Article 9, shall be deposited into escrow with the Escrow Agent by wire transfer of immediately available funds and released to Seller at the Closing.

(c)           Independent Consideration.  Seller and Purchaser acknowledge and agree that if the Deposit is to be returned to Purchaser pursuant to any of the provisions of this Agreement, except the absolute default of Seller, the Escrow Agent shall retain One Hundred and 00/100s Dollars ($100.00) from the Deposit and shall pay such amount to Seller as independent consideration paid by Purchaser to Seller for Seller’s execution and delivery of this Agreement.

2.4          Duties of Escrow Agent.

(a)           Holding of Deposit.  The Escrow Agent shall hold the Deposit in a non-interest bearing account and shall pay the Deposit to the party entitled thereto in accordance with the terms of this Agreement.

(b)           IRS Real Estate Sales Reporting.  The Escrow Agent shall act as “the person responsible for closing” the transactions contemplated hereby pursuant to Section 6045(e) of the Tax Code, and the Escrow Agent shall prepare and file all informational returns, including IRS Form 1099-S, and shall otherwise comply with the provisions of said Section 6045(e).

(c)           Escrow Agreement.  Simultaneously with the execution and delivery of this Agreement, Sellers, Purchaser and Escrow Agreement shall execute and deliver an escrow agreement in the form attached hereto as Exhibit “B”.

ARTICLE 3
DILIGENCE

3.1          Inspections and Other Diligence Activities.

(a)           Property Inspections.  During the Inspection Period and thereafter until the Closing or the earlier termination of this Agreement, Seller shall permit Purchaser and its representatives to conduct non-invasive physical inspections of the Properties; provided, however, Purchaser shall not be permitted to perform any environmental investigations or invasive testing which are beyond the scope of typical so-called “Phase I” investigation without Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed.  Except for the administrator of the Facility (whom Purchaser may contact), Purchaser shall not contact any employees or any residents of the Facility without Seller’s prior written consent prior to the expiration of the Inspection Period.  All such inspections shall be performed in a manner consistent with this Agreement and so as to minimize any interference or disruptions to the residents or the operations of the Facility.  Purchaser shall notify Seller at least three (3) Business Days prior to entering the Facility for the purpose of making any such inspections.  For purposes of the preceding sentence only, notice may be given by e-mail or by telephone to both Martha Tatum and Danny Lynn at dlynn@evansmemorial.org; mtatum@evansmemorial.org .

(b)           Diligence Materials.  From and after the Effective Date until the Closing or the earlier termination of this Agreement, Seller shall deliver to Purchaser for Purchaser’s review true, correct and complete copies of any materials pertaining to the Facility that are reasonably requested by Purchaser to the extent such materials are within Sellers’ possession or control.  Except as otherwise expressly set forth herein, Seller makes no representation or warranty, express or implied, with respect to the accuracy or completeness of any materials, reports, data or other information provided by Seller pursuant to or in connection with this Agreement.

(c)           Indemnification.  Purchaser shall indemnify, defend and hold harmless Seller from and against any and all expenses, losses, claims or damages which Seller suffer as a result of any act or omission of Purchaser or its representatives, agents or contractors in connection with any inspection conducted by Purchaser or its representatives, agents or contractors pursuant to this Agreement.  Purchaser’s obligations under this Section 3.1(c) shall survive the Closing or any earlier termination of this Agreement.

3.2          Termination of Agreement.  If the results of the inspections performed by or on behalf of Purchaser pursuant to Section 3.1 shall be unsatisfactory to Purchaser in any respect, Purchaser shall have the right to terminate this Agreement at any time prior to the expiration of the Inspection Period by giving written notice thereof to Seller (with a copy to Escrow Agent), in which event the Escrow Agent shall return the Deposit to Purchaser and neither party shall have any further rights or obligations hereunder, except the Surviving Obligations.

3.3          Title and Survey.  Within five (5) Business Days following the Effective Date, Seller shall deliver to Purchaser copies of the most recent title policies and surveys of the Real Property that are in Seller’s possession or control (if any).  Purchaser shall have the right to obtain new or updated title commitments and/or surveys for the Real Property and Purchaser shall provide copies of any such updates to Seller within two (2) Business Days after its receipt thereof.  At least seven (7) Business Days prior to the expiration of the Inspection Period,

Purchaser shall give Seller notice of any title exceptions or other matters set forth on Seller’s title policies or surveys or any updates thereof as to which Purchaser objects in its sole and absolute discretion.  Seller shall have the right, but not the obligation, to remove, satisfy or otherwise cure any such exception or other matter as to which Purchaser so objects, Seller is unable or unwilling to take such actions as may be required to cure such objections, Seller shall give Purchaser notice thereof; it being understood and agreed that the failure of Seller to give such notice within five(5) Business Days after its receipt of Purchaser’s notice of objection shall be deemed an election by Seller not to remedy such matters.  If Seller shall be unable or unwilling to remove any title defects to which Purchaser has so objected, Purchaser shall elect either (a) to terminate this Agreement (in whole but not in part) or (b) to proceed to Closing notwithstanding such title defect without any abatement or reduction in the Purchase Price on account thereof.  Purchaser shall make any such election by written notice to Seller given on or prior to the expiration of the Inspection Period; provided, however, if Seller commences to cure a title defect and then elects not to complete such cure, Purchaser shall have the right to terminate this Agreement by written notice to Seller within three (3) Business Days after Seller notifies Purchaser thereof.  The failure of Purchaser to give such notice shall be deemed an election by Purchaser to proceed to Closing in accordance with clause (b) above.  If Purchaser terminates this Agreement in accordance with this Section 3.3, Escrow Agent shall return the Deposit to Purchaser and neither party shall have any further rights or obligations hereunder, except with respect to the Surviving Obligations.

3.4          Confidentiality, Etc.  Purchaser shall not disclose or otherwise use any data or other information concerning the Facility for any purpose other than for evaluating the Facility in the course of its due diligence as provided herein, and Purchaser shall keep all such data and information strictly confidential.  Notwithstanding the foregoing, Seller acknowledges that Purchaser may disclose (i) such data and information by furnishing copies thereof to third party consultants in the normal course of Purchaser’s due diligence provided that such consultants agree to be abide bound the terms and conditions of this Section 3.4 and/or (ii) the terms of this Agreement as may be required for any regulatory filings.  Purchaser shall indemnify, defend and hold harmless Seller from and against any loss, claim, damage or expense which Seller may incur as a result of any breach by Purchaser or any third party of the terms and conditions of this Section 3.4.  This Section 3.4 shall survive any termination of this Agreement.

3.5          Return of Materials.  If the Closing does not take place as herein contemplated for any reason, Purchaser shall promptly return all materials and derivative works or such materials delivered to it by Sellers pursuant to this Agreement, and Seller shall also deliver to Purchaser copies of any reports, surveys, data or other information obtained by Purchaser in connection with its diligence hereunder without any representation or warranty whatsoever.

ARTICLE 4
CONDITIONS TO PURCHASER’S OBLIGATION TO CLOSE

The obligation of Purchaser to acquire the Properties shall be subject to the satisfaction of the following conditions precedent on and as of the Closing Date:

4.1          Closing Documents.  Seller shall have delivered to Escrow Agent and shall have authorized and directed Escrow Agent to record or release to Purchaser (as applicable) the following:

(a)           Deed.  A limited warranty deed with respect to the Real Property in proper statutory form for recording, duly executed and acknowledged by Seller;

(b)           Bill of Sale.  A bill of sale, duly executed by Seller with respect to Seller’s right, title and interest in and to the FF&E related to the Facility;

(c)           Assignments.  One or more assignment and assumption agreement(s), duly executed by Seller, with respect to Seller’s right, title and interest in and to all Intangible Property at the Facility;

(d)           FIRPTA.  A so-called “FIRPTA” affidavit pursuant to Section 1445 of the Tax Code, duly executed by Seller;

(e)           Settlement Statement.  A settlement statement showing the Purchase Price and all adjustment thereto in accordance with the terms and conditions of this Agreement, which settlement statement shall be in a form and substance reasonably satisfactory to Seller and Purchaser, duly executed by Seller.

(f)            Original Documents.  To the extent the same are in Seller’s possession or control, original, fully executed copies of the Resident Agreements.

(g)           Title Affidavits.  Such usual and customary affidavits and indemnities as the Title Company may reasonably require, including, without limitation, a so-called owner’s affidavit in such form as will permit the Title Company to issue its title policy without exceptions for parties-in-possession (other than the residents under Resident Agreements) or mechanic’s liens.

(h)           Other Conveyance Documents.  Such other conveyance documents and instruments as Purchaser, Sellers or the Title Company may reasonably require and as are consistent with this Agreement and are customary in like transactions in the State of Georgia, including, without limitation, a GAP indemnity.

4.2          Licenses and Permits, Etc.  Purchaser shall have obtained all necessary licenses, certificates, permits and approvals (or assurances reasonably satisfactory to Purchaser that all such necessary licenses, certificates, permits and approvals shall be issued retroactively as of the Closing Date) from all Federal, state and local regulatory agencies required to acquire, own, lease, manage and operate the Facility in the manner currently operated.

4.3          Representations and Warranties.  All representations and warranties of Seller herein shall be true, correct and complete in all material respects on and as of the Closing Date, and Seller shall certify in writing at the Closing that each of the representations and warranties made by Seller herein are true, correct and complete in all material respects on and as of the Closing Date.

4.4          Seller’s Covenants.  Seller shall have performed in all material respects all covenants and obligations required to be performed by Seller on or before the Closing Date.

4.5          Condition of Property.  The Facility shall, on the Closing Date, be in substantially the same condition as it was on the Effective Date, normal wear and tear excepted;

provided, however, if a casualty or condemnation occurs with respect to the Facility, Article 10 shall govern the rights and obligations of the parties hereunder.

4.6          Title Policy.  The Title Company shall be committed, subject only to payment of its usual and customary premium at the Closing, to issue a title policy to Purchaser insuring that fee simple title to the Real Property on which the Facility is located is vested in Purchaser.

4.7          OTA.  Seller and Purchaser (or its designee) shall have entered into the OTA, the OTA shall be in full force and effect, and the consummation of the transactions contemplated by the OTA shall occur simultaneously with the Closing under this Agreement.

ARTICLE 5
CONDITIONS TO SELLER’S OBLIGATION TO CLOSE

The obligation of Seller to convey the Properties to Purchaser is subject to the satisfaction of the following conditions precedent on and as of the Closing Date:

5.1          Purchase Price.  Purchaser shall have delivered the Purchase Price to Escrow Agent and shall have authorized and directed Escrow Agent to pay the same to Seller.

5.2          Closing Documents.  Purchaser shall have delivered to Escrow Agent duly executed and acknowledged counterparts of the documents described in Section 4.1, where applicable, and shall have authorized and directed Escrow Agent to release the same to Purchaser.

5.3          Representations and Warranties.  All representations and warranties of Purchaser herein shall be true, correct and complete in all material respects on and as of the Closing Date, and Purchaser shall certify in writing at the Closing that each of the representations and warranties made by Purchaser herein are true, correct and complete in all material respects on and as of the Closing Date.

5.4          Purchaser’s Covenants.  Purchaser shall have performed in all material respects all covenants and obligations required to be performed by Purchaser, including those described in Article 4, on or before the Closing Date.

5.5          OTA.  Seller and Purchaser (or its designee) shall have entered into the OTA, the OTA shall be in full force and effect, and the consummation of the transactions contemplated by the OTA shall occur simultaneously with the Closing under this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF SELLER

6.1          Seller’s Representations.  To induce Purchaser to enter into this Agreement, Seller represents and warrants to Purchaser as follows:

(a)           Status and Authority.  Seller is a corporation duly formed, validly existing and in good standing under the laws of its state of formation, and has all requisite power and authority under the laws of such state and its charter documents to enter into and perform its obligations under this Agreement and the OTA and to consummate the transactions contemplated hereby and thereby.

(b)           Action.  Seller has taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and the OTA, and upon the execution and delivery of this Agreement, the OTA and/or any document to be delivered by Seller hereunder or thereunder, this Agreement, the OTA and such document shall constitute the valid and binding obligations and agreements of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.

(c)           No Violations of Agreements.  To the best of Seller’s knowledge, neither the execution, delivery or performance of this Agreement or the OTA by Seller, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of the Properties pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which such Seller is bound following the Closing Date and payment of the Bond Indenture applicable to Facility.

(d)           Litigation.  To the best of Seller’s knowledge, there are no pending investigations, actions or proceedings which questions the validity of this Agreement or the OTA or any action taken or to be taken pursuant hereto or thereto.  Seller has not received any written notice regarding any pending or threatened litigation or administrative proceedings with respect to any Property which could reasonably be expected to materially adversely affect the Properties or the Facility or Seller’s right to enter into this Agreement or the OTA or to consummate the transactions contemplated by this Agreement or the OTA.  Seller is not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which Seller or the Facility is or was a party which is binding upon the Facility, including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of the Facility.

(e)           Notices of Violation.  Except as otherwise disclosed to Purchaser in writing, as of the Effective Date, Seller has not received any written notice from any governmental authority claiming that any of the Properties is in material violation of any applicable law, code, rule, regulation, ordinance, license or permit (including, without limitation, any Environmental Law).

(f)            Residents.  Seller shall provide an accurate and complete list showing the names of all residents at the Facility as of the Effective Date which shall be maintained as a confidential record and subject to the restrictions defined by HIPAA.

(g)           Covered Entity.  Seller is a “covered entity” for HIPAA purposes.

(h)           Hazardous Substances.  To Seller’s knowledge, Seller has not unlawfully used, generated, transported, treated, constructed, deposited, stored, disposed, placed or located at, on, under or from the Property any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any applicable local, state or federal environmental laws in material violation of any such environmental laws where such violation could reasonably be expected to have an material adverse effect on the Facility.

6.2          Knowledge Defined.  All references in this Agreement to “Seller’s knowledge” or words of similar import shall refer to the actual, conscious knowledge of Martha Tatum_, without any duty of investigation or inquiry.

6.3          Survival.  The representations and warranties made in this Agreement by Seller shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date, subject to Seller’s right to update such representations and warranties by written notice to Purchaser prior to the Closing Date.  All representations and warranties made in this Agreement by Seller shall survive the Closing for a period of one (1) year.  Purchaser must notify Seller of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against Seller for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

6.4          AS-IS.    EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HAS NOT MADE, AND PURCHASER HAS NOT RELIED UPON, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, REGARDING THE PROPERTIES OR THE FACILITY, WHETHER MADE BY SELLER, INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY REGARDING THE PHYSICAL CONDITION OR VALUE OF THE PROPERTIES OR THE FACILITY, THE FINANCIAL CONDITION OF THE RESIDENTS UNDER THE RESIDENT AGREEMENTS, TITLE TO OR THE BOUNDARIES OF ANY OF THE PROPERTIES OR THE FACILITY, PEST CONTROL MATTERS, SOIL CONDITIONS, THE PRESENCE, EXISTENCE OR ABSENCE OF HAZARDOUS SUBSTANCES, TOXIC SUBSTANCES OR OTHER ENVIRONMENTAL MATTERS, COMPLIANCE WITH BUILDING, HEALTH, SAFETY, LAND USE AND ZONING LAWS, REGULATIONS AND ORDERS, STRUCTURAL AND OTHER ENGINEERING CHARACTERISTICS, TRAFFIC PATTERNS, MARKET DATA, ECONOMIC CONDITIONS OR PROJECTIONS, AND ANY OTHER INFORMATION PERTAINING TO ANY OF THE PROPERTIES, THE FACILITY OR THE MARKET AND PHYSICAL ENVIRONMENTS IN WHICH THEY MAY BE LOCATED AND SELLER EXPRESSLY DISCLAIMS ALL WARRANTIES RELEVANT TO THE PROPERTIES OR THE FACILITY, EITHER EXPRESS OR IMPLIED, INCLUDING MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND SUITABILITY FOR ITS INTENDED USE.  PURCHASER ACKNOWLEDGES THAT (A) PURCHASER IS A SOPHISTICATED OWNER AND OPERATOR OF PROPERTIES AND FACILITY SIMILAR TO THE PROPERTIES AND FACILITY, (B) PURCHASER HAS ENTERED INTO THIS AGREEMENT WITH THE INTENTION OF MAKING AND RELYING UPON ITS OWN INVESTIGATION OR THAT OF THIRD PARTIES WITH RESPECT TO THE PHYSICAL, ENVIRONMENTAL, ECONOMIC AND LEGAL CONDITION OF THE PROPERTIES AND THE FACILITY AND (C) PURCHASER IS NOT RELYING UPON ANY STATEMENTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND, AND IS ACQUIRING THE

PROPERTIES AND FACILITY IN “AS IS, WHERE IS” CONDITION, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF PURCHASER

7.1          Representations of Purchaser.  To induce Seller to enter in this Agreement, Purchaser represents and warrants to Seller as follows:

(a)           Status and Authority of Purchaser.  Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of its state of formation, and has all requisite power and authority under the laws of such state and its charter documents to enter into and perform its obligations under this Agreement and the OTA and to consummate the transactions contemplated hereby and thereby.

(b)           Action of Purchaser, Etc.  Purchaser has taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and the OTA, and upon the execution and delivery of this Agreement, the OTA and/or any document to be delivered by Purchaser hereunder or thereunder, this Agreement, the OTA and such documents shall constitute the valid and binding obligations and agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.

(c)           No Violations of Agreements.  Neither the execution, delivery or performance of this Agreement or the OTA by Purchaser, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon the Property or assets of Purchaser pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which Purchaser is bound.

(d)           Litigation.  No investigation, action or proceeding is pending and, to Purchaser’s knowledge, no action or proceeding is threatened and no investigation looking toward such an action or proceeding has begun, which questions the validity of this Agreement or the OTA or any action taken or to be taken pursuant hereto or thereto.

(e)           State and Federal Healthcare Programs.  Neither the Purchaser nor its owners, officers, directors or key employees have been excluded, restricted, suspended or debarred from participation in any state or federal healthcare programs.

(f)            Covered Entity.  Purchaser is a “covered entity” for HIPAA purposes.

7.2          Survival.  The representations and warranties made in this Agreement by Purchaser shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date.  All representations and warranties made in this Agreement by Purchaser shall survive the Closing for a period of one (1) year.  Seller must notify Purchaser of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against

Purchaser for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

ARTICLE 8
COVENANTS

8.1          Seller’s Covenants.  Seller hereby covenants with Purchaser between the Effective Date and the Closing Date as follows:

(a)           Material Agreements.  Not to enter into, modify, amend or terminate any material agreement with respect to Facility, which would encumber or be binding upon the Facility from and after the Closing Date, without in each instance obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed prior to the expiration of the Inspection Period but which may be withheld in Purchaser’s sole and absolute discretion thereafter.

(b)           Operation of Property.  To continue to own and operate the Facility in a good and businesslike fashion consistent with past practices; provided, however, notwithstanding anything to the contrary contained in this Article 8 or elsewhere in this Agreement, it is expressly understood and agreed that no Seller shall have any obligation to make any capital expenditure with respect to the Facility.

(c)           Contracts.  Prior to the end of the Inspection Period, Purchaser shall notify Seller in writing which (if any) Contracts Purchaser shall assume.  If Purchaser fails to provide such notice, Purchaser shall not assume any Contracts.

8.2          Purchaser Covenants. Purchaser hereby covenants with Seller that following representations and covenants shall be effective and shall survive the expiration of this Agreement:

(a)           Licensing.  Purchaser hereby covenants with Seller between the Effective Date and the Closing Date to use commercially reasonable efforts to obtain all material licenses, certificates, permits and approvals from all Federal, state and local regulatory agencies required to acquire, own, lease, manage and operate the Facility in the manner currently operated.  Seller hereby covenants to reasonably cooperate with Purchaser, at no out-of-pocket cost or expense to Seller, in obtaining all such licenses, certificates, permits and approvals.

(b)  Access to Healthcare.  Purchaser hereby covenants with Seller that following the Closing Date, Purchaser shall ensure that the Facility maintains participation with the State and Federal healthcare programs, including the State managed care programs to ensure the community access to services.

(c)  Covenant not to Compete.  Purchaser hereby covenants and agrees that it shall not engage in any activity, business function or offer a service at the Facility or within (i) Evans and Tattnall County, Georgia; or (ii) within twenty-five (25) miles of 200 North River Road, Claxton, Georgia (cumulatively “Restricted Area) that competes with the acute care, inpatient and outpatient services offered by Seller. Provided however, that nothing in this Section 8.2 shall prevent Purchaser (or its affiliated entities) from owning, operating, and/or managing skilled nursing facilities within the Restricted Area. This restriction shall continue and be effective for five (5) years following the Closing Date.

8.3          Independent Enforcement. The covenants contained in Section 8 shall be construed as agreements independent of any other agreements or any other provision in this Agreement.  Seller shall not be barred from enforcing the covenants contained herein by reason of any breach of any other part of this Agreement.  The parties further acknowledge that in the event Purchaser breaches Section 8.2 (c), such breach shall cause irreparable harm to Seller and Seller shall be entitled to an immediate preliminary and permanent injunctive relief as well as an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which Seller may be entitled in a court of law or equity.

8.4          Survival.  Notwithstanding any term herein to the contrary, the covenants contained in this Article 8, Section 8.2 (b) and (c)shall survive closing for a period of five (5) years following the Closing Date.

ARTICLE 9
APPORTIONMENTS

9.1          Real Property Apportionments.

(a)           Prorations.  The following items for the Facility shall be apportioned at the Closing as of 11:59 p.m. on the day immediately preceding the Closing Date:

(i)                                                             fixed charges or other amounts paid or payable by or on behalf of residents under the Resident Agreements;

(ii)                                                          real estate taxes and assessments other than special assessments, based on the rates and assessed valuation applicable in the fiscal year for which assessed;

(iii)                                                       municipal assessments and governmental license and permit fees;

(iv)                                                      amounts payable under financing or equipment leases affecting personal property; and

(v)                                                         all other items of income and expense normally apportioned in sales of properties of the nature and type of the Facility.

If any of the foregoing cannot be apportioned at the Closing because of the unavailability of the amounts which are to be apportioned, such items shall be apportioned on the basis of a good faith estimate by the parties and reconciled as soon as practicable after the Closing Date but, in any event, no later than forty-five (45) days after the Closing Date.

(b)           Utilities.  Seller shall obtain readings of any water, gas, electric or other utility meters located at the Facility as of the Closing Date, so that all such utilities are transferred over to Purchaser’s own accounts as of the Closing Date, and either Seller or Purchaser, as applicable, shall pay all such invoices related to such party’s period of ownership directly to the applicable utility provider.  To the extent applicable, Purchaser shall remit payment on the Closing Date for any and all deposits made by Seller with the Utilities.  Purchaser shall transfer the Utilities to the Purchaser’s name and shall hold Seller harmless from any and all liability, including, without limitation costs, expenses and fees associated with the Utilities following the Closing Date.

(c)           Tax Refunds.  If any refunds of real property taxes or assessments, water rates and charges or sewer taxes and rents shall be made after the Closing Date, the same shall be held in trust by Seller or Purchaser, as the case may be, and shall first be applied to the unreimbursed costs incurred in obtaining the same and the balance, if any, shall be paid to Seller (for the period prior to the Closing Date) and to Purchaser (for the period commencing with the Closing Date).

(d)           Insurance Policies.  No insurance policies of Seller are to be transferred to Purchaser, and no apportionment of the premiums therefor shall be made.

(e)           Net Adjustments.  If a net amount is owed by Seller to Purchaser pursuant to this Section 9.1, such amount shall be credited against the Purchase Price.  If a net amount is owed by Purchaser to Seller pursuant to this Section 9.1, such amount shall be added to the Purchase Price.

9.2          Closing Costs.

(a)           Purchaser’s Closing Costs.  Purchaser shall pay the following costs in connection with the consummation of the Closing: (i) the premium charges for Purchaser’s title policies and all of the charges for any endorsements thereto; (ii) any and all fees and expenses to transfer any certificates, licenses and permits; and (iii) all other charges incurred by Purchaser in connection with this Agreement (including, without limitation, the fees and expenses of Purchaser’s attorneys and other consultants).

(b)           Seller’s Closing Costs.  Seller shall pay the following costs in connection with the consummation of the Closing: (i) all of the charges and transfer taxes for recording the deeds; (ii) all commissions owed to any broker in accordance with the terms of a separate agreement between Seller and such broker; and (iii) all other charges incurred by the Seller in connection with this Agreement (including, without limitation, the fees and expenses for the Seller’s attorneys and other consultants).

9.3          Survival.  Notwithstanding any term herein to the contrary, the covenants contained in this Article 9 shall survive closing for a period of one year following the Closing Date or such shorter period as may be specified herein and each party’s obligation to pay any applicable closing costs in accordance with Section 9.2 shall survive any earlier termination of this Agreement.

ARTICLE 10
DAMAGE TO OR CONDEMNATION OF PROPERTY

10.1        Casualty.  If, prior to the Closing, all or any material part of the Facility is destroyed or materially damaged by fire or other casualty, Seller shall promptly notify Purchaser of such fact.  In such event, Purchaser shall have the right to terminate this Agreement (in whole but not in part) by giving notice thereof to Seller not later than ten (10) days after receiving

Seller’s notice (and, if necessary, the Closing Date shall be extended until the second Business Day after the expiration of such ten-day period).  If Purchaser elects to terminate this Agreement as aforesaid, the Deposit shall be paid to Purchaser, whereupon, this Agreement shall terminate and be of no further force and effect and no party shall have any rights or obligations hereunder except for the Surviving Obligations.  If less than a material part of the Facility shall be affected or if Purchaser shall not elect to terminate this Agreement as aforesaid, there shall be no abatement of the Purchase Price and Seller shall assign to Purchaser at the Closing all of Seller’s right, title and interest in and to the proceeds, if any, under Seller’s insurance policies covering such Property with respect to such damage or destruction and there shall be credited against the Purchase Price the amount of any applicable deductible.

10.2        Condemnation.  If, prior to the Closing, all or any material part of the Facility is taken by eminent domain (or becomes the subject of a pending taking which has not yet been consummated), Seller shall notify Purchaser of such fact promptly after obtaining knowledge thereof and Purchaser shall have the right to terminate this Agreement (in whole but not in part) by giving notice thereof to Seller not later than ten (10) days after the giving of Seller’s notice (and, if necessary, the Closing Date shall be extended until the second day after the expiration of such ten-day period).  If Purchaser elects to terminate this Agreement as aforesaid, the Deposit shall be paid to Purchaser, whereupon, this Agreement shall terminate and be of no further force and effect and no party shall have any rights or obligations hereunder except for the Surviving Obligations.  If less than a material part of the Facility shall be affected or if Purchaser shall not elect to terminate this Agreement as aforesaid, the sale of the Facility shall be consummated as herein provided without any adjustment to the Purchase Price (except to the extent of any condemnation award received by Seller prior to the Closing) and Seller shall assign to Purchaser at the Closing all of Seller’s right, title and interest in and to all awards, if any, for the taking, and Purchaser shall be entitled to receive and keep all awards for the taking of the Facility or portion thereof.

ARTICLE 11
INDEMNIFICATION AND DEFAULT

11.1        Seller’s Indemnification.  Seller will defend, indemnify and hold Purchaser harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation other than an unintentional mistake that is cured within thirty (30) days; (b) breach of warranty, or non-fulfillment of any agreement or covenant made by Seller in this Agreement; (c) the ownership and/or operation of the Facility prior to the Closing Date; or (d) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 11.1.

11.2        Purchaser’s Indemnification.  Purchaser will defend, indemnify and hold Seller harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of:  (a) any misrepresentation or breach of warranty contained in this Agreement; (b) the ownership and/or operation of the Facility on and after the Closing Date; (c) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 11.2.

11.3        Default by Seller.  If, on or prior to the Closing, Seller shall have made any representation or warranty herein which shall be untrue or misleading in any material respect, or if Seller shall fail to perform any of the material covenants and agreements contained herein to be performed by Seller, Purchaser may, as its sole and exclusive remedy at law or in equity, elect to either (a) terminate this Agreement and receive a refund of the Deposit (following which no party shall have any rights or obligations hereunder except for the Surviving Obligations) or (b) pursue a suit for specific performance.

11.4        Default by Purchaser.  If, on or prior to Closing, Purchaser shall have made any representation or warranty herein which shall be untrue or misleading in any material respect, or if Purchaser shall fail to perform any of the covenants and agreements contained herein to be performed by it, Seller, as its sole and exclusive remedy at law or in equity, may terminate this Agreement and retain the Deposit, as liquidated damages and not as a penalty.  The parties agree that in the event of such a default, it would be extremely difficult or impossible to determine Seller’s actual damages and that the liquidated damages amount is a reasonable estimate thereof.  Following any such termination, no party shall have any rights or obligations hereunder except for the Surviving Obligations.

ARTICLE 12
MISCELLANEOUS

12.1        Brokers.  Except as disclosed on Schedule 12.2 hereto neither party has dealt with any broker, finder or like agent in connection with this Agreement or the transactions contemplated hereby.  Each party shall indemnify, defend and hold harmless the other parties from and against any loss, liability or expense, including, without limitation, reasonable attorneys’ fees, arising out of any claim or claims for commissions or other compensation for bringing about this Agreement or the transactions contemplated hereby made by any other broker, finder or like agent, if such claim or claims are based in whole or in part on dealings with the indemnifying party.

12.2        Notices.

(a)           Form of Notices.  Any and all notices, demands, consents, approvals, offers, elections and other communications required or permitted under this Agreement may be given by the attorneys of the parties and shall be deemed adequately given if in writing.  All such notices shall be delivered either in hand, by facsimile with written confirmation of transmission, or by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postpaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).

(b)           Timing of Notices.  All notices shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal, except that whenever under this Agreement a notice is either received on a day which is not a Business Day or is required to be delivered on or before a specific day which is not a Business Day, the day of receipt or required delivery shall automatically be extended to the next Business Day.  For purposes of any notice given by facsimile, the date of receipt shall be the date of transmission (as confirmed by electronic confirmation of transmission generated by the sender’s machine).

(c)           Notice Addresses.  All such notices shall be addressed,

if to Seller, to:	Evans Memorial Hospital, Inc.
200 North River Road
Claxton, Georgia 30417
Attn: Chief Executive Officer

with a copy to:	Michele Madison
Morris, Manning and Martin, LLP
3343 Peachtree Road NE, Suite 1600
Atlanta, Georgia 30326

If to Purchaser, to:	AdCare Property Holdings, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 355
Atlanta, Georgia 30305
Attn: Christopher F. Brogdon
Facsimile No. (404) 842-1899

with a copy to:	Gregory P. Youra, Esq.
Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Pkwy, Suite 1800
Atlanta, Georgia 30339
Facsimile: (770) 956-1490

If to Escrow Agent, to:	Gregory D. Hughes
Hughes and White
Shadowood Office Park
2110 Powers Ferry Road, Suite 440
Atlanta, Georgia 30339
Facsimile No.: (770) 955-0049

(d)           Change of Notice Addresses.  By notice given as herein provided, the parties hereto shall have the right from time to time and at any time to change their respective addresses to any other address within the United States of America effective upon receipt by the other parties of such notice.

12.3        Waivers.  Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such term, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty, nor shall any failure at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or any other provision hereof.

12.4        Amendments.  This Agreement may not be amended, nor shall any waiver, change, modification, consent or discharge be effected, except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought.

12.5        Assignment; Successors and Assigns.  This Agreement and all rights and obligations hereunder shall not be assignable by Purchaser without the prior written consent of Seller except that Purchaser may assign this Agreement to one or more entities owned and/or controlled, directly or indirectly, by Purchaser upon not less than three (3) business days, prior notice to Seller.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.  This Agreement is not intended and shall not be construed to create any rights in or to be enforceable in any part by any other persons or entities.

12.6        Severability.  If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

12.7        Counterparts, Etc.  This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any such counterparts or signatures may be delivered by facsimile or e-mail (in .pdf format), and any counterparts or signatures so delivered shall be deemed an original counterpart or signature for all purposes related to this Agreement.

12.8        Integration.  This Agreement, the OTA and the documents referenced herein constitute the entire agreement of the parties hereto with respect to the subject matter hereof and shall supersede and take the place of any other instruments purporting to be an agreement of the parties hereto relating to the subject matter hereof.

12.9        Attorneys’ Fees.  Notwithstanding anything contained herein to the contrary, if any lawsuit or arbitration or other legal proceeding arises in connection with the interpretation or enforcement of this Agreement, the prevailing party therein shall be entitled to receive from the other party the prevailing party’s costs and expenses, including reasonable attorneys’ fees incurred in connection therewith, in preparation therefor and on appeal therefrom, which amounts shall be included in any judgment therein.

12.10      Section and Other Headings.  The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

12.11      No Presumption Against Drafter.  This Agreement has been extensively negotiated between Seller and Purchaser and none of the provisions set forth herein shall be construed narrowly against either party on the account of the fact that such party (or its attorney) drafted such provision.

12.12      Time of Essence.  Time shall be of the essence with respect to the performance of each and every covenant and obligation, and the giving of all notices, under this Agreement.

12.13      Performance on Business Days.  In the event the date on which performance or payment of any obligation of a party required hereunder is other than a Business Day, the time for payment or performance shall automatically be extended to the first Business Day following such date.

12.14      Governing Law.  This Agreement shall be interpreted, construed, applied and enforced in accordance with the laws of the State of Georgia.

12.15      Survival.  The provisions of this Article 12 and Section 8.2 shall survive the Closing hereunder.

12.16      Compliance with Laws.   It is not a purpose, nor is it a requirement of this Agreement to solicit, require, induce or encourage the referral of any patient by the parties or by any employee employed by or affiliated with the parties, to any party for which payment may be made in whole or in part under Medicare or Medicaid.  Referrals, if any, shall be made consistent with professional medical judgment and the needs and wishes of the individual patient. The parties expressly acknowledge that it has been and continues to be their intent to comply fully with all federal, state, and local laws, rules, and regulations.  No payment made or received under this Agreement is in return for the referral of patients or in return for the purchasing, leasing, ordering, or arranging for or recommending the purchasing, leasing, or ordering of any good, service, item, or product for which payment may be made in whole or in part under Medicare or Medicaid.  In the event of any change in any federal or state law, statute, rule or regulation, or in the interpretation or enforcement of any of the same which has or may have a significant adverse impact on either party hereto in connection with the performance of the obligations of this Agreement, then upon the written request of either of the parties hereto, the parties shall immediately commence negotiations to modify this Agreement to comply with then current law. If the parties are unable to renegotiate this Agreement to comply with the then current law within ten (10) days of receipt of written notice by one party to the other, then the party which gave written notice may immediately terminate this Agreement upon written notice to the other party.

12.17      Post-closing Audit.

(a)  Promptly following the Closing Date, and in no event later than fifteen (15) days following the Closing Date, Seller shall provide to ADK and its accounting advisors such financial information (the “Financial Information”) related to the business, assets and properties of the Facility purchased by Purchaser pursuant to this Agreement (the “Purchased Business”) as are required in order to enable ADK to determine whether it is or would be required to include separate financial statements of the Purchased Business for any periods prior to Closing in the reports filed by ADK with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or in a registration statement filed by ADK with the SEC under the 1933 Act, in accordance with Regulation S-X (“Regulation S-X”) promulgated by the SEC (the “Required Financial Statements”).  Seller will provide to ADK reasonable access to the records of the Facility regarding the Purchased Business, and its accounting staff and firm(s) will be reasonably available to address any questions of ADK and ADK’s accounting advisors pertaining to the Financial Information or the Required Financial Statements.

(b) If ADK determines that its is required or advisable to file with the SEC the Required Financial Statements, then Seller shall cooperate fully with ADK and its accounting advisors, and Seller’s shall use their commercially reasonable efforts, to assist ADK so as to enable ADK to prepare and file the Required Financial Statements with the SEC no later than the deadline therefore under the 1934 Act and Form 8-K promulgated by the SEC thereunder, including, without limitation: (i) requesting Seller’s counsel to respond to reasonable requests for information made by ADK or its accounting advisors; and (ii) providing such financial information (including accountant work papers) related to the Purchased Business and other assistance to ADK and its accounting advisors as necessary to enable ADK to prepare and file the Required Financial Statements in accordance with the 1934 Act and Regulation S-X.  ADK shall be responsible for and shall remit payment to Seller for the attorneys fees, accountant fees or consulting fees incurred by Seller to assist ADK to enable ADK to prepare and file the Required Financial Statements.

(c) In the event that the SEC makes any review or inquiry to ADK with respect to financial information of the Purchased Business, including any such inquiry regarding the Required Financial Statements, as promptly as practicable after being notified by ADK of such review or inquiry, Seller will provide such reasonable cooperation and assistance as may be required by ADK in responding to such review or inquiry.

ADK SHALL INDEMNIFY, DEFEND, AND HOLD HARMLESS SELLER, ITS OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS OF AND FROM ANY AND ALL LOSSES, COSTS, CLAIMS, LIABILITIES, DAMAGES, AND EXPENSES, INCLUDING, BUT NOT LIMITED TO, ATTORNEYS’ FEES AND COSTS, WHICH MAY BE INCURRED BY SELLER, ITS OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, OR ANY OF THEM, ON ACCOUNT OF ANY CLAIMS, SUITS, ACTIONS, AND THE LIKE MADE BY THIRD PARTIES, THE SEC OR OTHER GOVERNMENTAL AUTHORITIES AGAINST SELLER, ITS OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, OR ANY OF THEM, RELATING TO OR ARISING OUT OF THE REQUIRED FINANCIAL STATEMENTS AND THE PREPARATION THEREOF AS DESCRIBED IN THIS SECTION.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SELLER:

EVANS MEMORIAL HOSPITAL, INC.,
a Georgia Corporation

By:	/s/ Martha F. Tatum
Name:	/s/ Martha F. Tatum
Title:	CEO

PURCHASER:

ADCARE PROPERTY HOLDINGS, LLC,
an Ohio limited liability company

By:	/s/ Christopher F. Brogdon
Christopher F. Brogdon,
Vice Chairman and Chief
Acquisition Officer